UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

THOMSON REUTERS CORPORATION
THOMSON REUTERS PLC
(Name of Issuer)

COMMON SHARES OF THOMSON REUTERS CORPORATION
ORDINARY SHARES OF THOMSON REUTERS PLC
AMERICAN DEPOSITARY SHARES OF THOMSON REUTERS PLC
(Title of Class of Securities)

884903 10 5
G8847Z 105
885141 101
(CUSIP Number)

DAVID W. BINET, ESQ.
THE WOODBRIDGE COMPANY LIMITED
65 QUEEN STREET WEST, SUITE 2400
TORONTO, ONTARIO M5H 2M8
CANADA
(416) 364-8700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 884903 10 5 CUSIP No. G8847Z 105 CUSIP No. 885141 101

1.	Names of Reporting Persons THE WOODBRIDGE COMPANY LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 439,767,486 common shares of Thomson Reuters Corporation 15,375,287 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 439,767,486 common shares of Thomson Reuters Corporation 15,375,287 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

	10.	Shared Dispositive Power 0

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
439,767,486 common shares of Thomson Reuters Corporation
15,375,287 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.
Percent of Class Represented by Amount in Row (11)
68.0% of common shares of Thomson Reuters Corporation
8.5% of ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

The common shares (the “Common Shares”) of Thomson Reuters Corporation and the ordinary shares (including ordinary shares underlying American Depositary Shares) (the “Ordinary Shares”) of Thomson Reuters PLC that are the subject matter of this Schedule 13D are beneficially owned by The Woodbridge Company Limited (“Woodbridge”).

Thomson Reuters, a unified group operating under a dual listed company (“DLC”) structure, has two parent companies, both of which are publicly listed — Thomson Reuters Corporation, an Ontario corporation, and Thomson Reuters PLC, an English company. Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements and provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business.

Under the DLC structure, holders of Common Shares and Ordinary Shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as of December 19, 2008, Woodbridge has a voting interest in Thomson Reuters of approximately 55% and thus is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet.  Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters Corporation (then known as The Thomson Corporation) through Woodbridge.  He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited.  Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the “Trust Company”) is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares.  Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge.  The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations.  In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.

This Schedule 13D is being filed because an amended and restated Schedule 13G is being filed today in respect of Thomson Reuters Corporation and Thomson Reuters PLC by The Bank of Nova Scotia (the “Bank”) and the Bank’s subsidiary, the Trust Company. There has been no material change in the Thomson family’s beneficial ownership of Common Shares or Ordinary Shares. This Schedule 13D amends and restates the Schedule 13D filed by Woodbridge on December 17, 2008. The Common Shares and the Ordinary Shares that are the subject matter of this Schedule 13D are the same Common Shares and Ordinary Shares that are the subject matter of the Schedule 13G filed today by the Bank and the Trust Company.

Item 1.	Security and Issuer

This Schedule 13D relates to Common Shares and Ordinary Shares. The principal executive office of Thomson Reuters is located at 3 Times Square in New York, New York.

Item 2.	Identity and Background

This Schedule 13D is being filed by Woodbridge, 65 Queen Street West, Suite 2400 Toronto, Ontario, Canada M5H 2M8.

For further explanation of the background of the arrangements relating to Woodbridge’s ownership of Common Shares and Ordinary Shares, see the “Explanatory Note” above.

The following table sets forth certain information as to the executive officers and directors of Woodbridge:

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship

David K.R. Thomson	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian

Peter J. Thomson	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian

W. Geoffrey Beattie	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director and President of The Woodbridge Company Limited	Canadian

David W. Binet	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director, Executive Vice President and Secretary of The Woodbridge Company Limited	Canadian

John A. Tory	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director of The Woodbridge Company Limited	Canadian

To the knowledge of Woodbridge, neither Woodbridge, nor any executive officer or director of Woodbridge, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Further, to the knowledge of Woodbridge, neither Woodbridge, nor any executive officer or director of Woodbridge, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

See the “Explanatory Note” above.

Item 4.	Purpose of Transaction

See the “Explanatory Note” above.

Woodbridge has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of Thomson Reuters Corporation or Thomson Reuters PLC, or the disposition of securities of either company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Thomson Reuters;

(c)	a sale or transfer of a material amount of assets of Thomson Reuters;

(d)
any change in the present board of directors or management of Thomson Reuters, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Thomson Reuters;

(f)	any other material change in Thomson Reuters business or corporate structure;

(g)
changes in the charter, bylaws or instruments corresponding thereto of Thomson Reuters Corporation or Thomson Reuters PLC or other actions which may impede the acquisition of control of Thomson Reuters by any person;

(h)
causing a class of securities of Thomson Reuters Corporation or Thomson Reuters PLC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)
a class of equity securities of Thomson Reuters Corporation or Thomson Reuters PLC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)
The ownership percentages set forth herein are based on the 646,033,729 Common Shares and the 181,229,241 Ordinary Shares outstanding as of December 19, 2008, as indicated in the Form F-9/A filed by Thomson Reuters Corporation on December 23, 2008. Woodbridge is the beneficial owner of 439,767,486 Common Shares and 15,375,287 Ordinary Shares, and has a voting interest in Thomson Reuters of approximately 55%, as of that date.

(c)	Woodbridge has not effected any transactions in Common Shares during the past 60 days except for those set forth below.

			Approximate Price
			Per Share
			(exclusive of
Date	Nature of Transaction	Amount of Shares	commissions)

December 17, 2008	Disposition in the public market	641,225	C$	32.5800

December 18, 2008	Disposition in the public market	200,000	C$	34.0000

December 18, 2008	Acquisition in the public market	200,000	C$	33.7000

December 18, 2008	Disposition in the public market	12,000	C$	33.5200

December 18, 2008	Disposition in the public market	6,000	C$	33.7100

December 18, 2008	Disposition in the public market	6,000	C$	33.5200

December 18, 2008	Disposition in the public market	12,000	C$	33.5100

December 18, 2008	Disposition in the public market	6,000	C$	33.5000

December 18, 2008	Disposition in the public market	30,000	C$	33.5200

December 19, 2008	Disposition in the public market	36,000	C$	34.8100

December 19, 2008	Disposition in the public market	18,000	C$	35.3500

Woodbridge has not effected any transactions in Ordinary Shares during the past 60 days except for those set forth below.

	Nature of Transaction	Amount of American Depositary Shares		Approximate Price Per Share (exclusive of commissions)

December 18, 2008	Acquisition in the public market	2,000	US$	131.8700

December 18, 2008	Acquisition in the public market	1,000	US$	132.9400

December 18, 2008	Acquisition in the public market	1,000	US$	132.2700

December 18, 2008	Acquisition in the public market	2,000	US$	133.8500

December 18, 2008	Acquisition in the public market	1,000	US$	133.9200

December 18, 2008	Acquisition in the public market	5,000	US$	132.9200

December 19, 2008	Acquisition in the public market	6,000	US$	136.8500

December 19, 2008	Acquisition in the public market	3,000	US$	139.0900

Date	Nature of Transaction	Amount of Ordinary Shares	Approximate Price Per Share (exclusive of commissions)

December 17, 2008	Acquisition in the public market	641,225	£14.3100

None of the executive officers or directors of Woodbridge has effected any transactions in Common Shares or Ordinary Shares during the past 60 days.

(d)
Except as indicated in Item 2, no person is known to Woodbridge to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares or Ordinary Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 13, 2009

THE WOODBRIDGE COMPANY LIMITED

By:	“David W. Binet”
Name: David W. Binet
Title: Executive Vice-President and Secretary